MAR 03 2009

[redacted]

09059552

Washington, DC
106

ENT REQUEST

BB 3/10 [illegible]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICG Investment Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11815 Fountain Way, Suite 400
(No. and Street)

Newport News (City) VA (State) 23606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Martinovich (757) 952-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbinger, PLC
(Name – *if individual, state last, first, middle name*)

150 W. Main Street, Suite 1740 (Address) Norfolk (City) VA (State) 23510X (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/24

[redacted]

OATH OR AFFIRMATION

I, Jeffery Martinovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jeffery A Martinovich

Signature

CEO

Title

Subscribed and sworn to me, in my presence, this 26th day of February, 2009 Notary Public in and for [redacted] Commonwealth of Virginia.

[redacted] **Notary Public** [redacted] expires 8/31/2009
211305

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICG Investment Management, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

TABLE OF CONTENTS

HARBINGER PLC
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members and Board of Directors of
MICG Investment Management, LLC
Newport News, Virginia

We have audited the accompanying statement of financial condition of MICG Investment Management, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MICG Investment Management, LLC as of December 31, 2008 in conformity with the accounting principles generally accepted in the United States of America.

Harbinger, PLC

February 25, 2009
Norfolk, Virginia

www.harbingerplc.com
150 WEST MAIN STREET, SUITE 1740 NORFOLK, VIRGINIA 23510
P: (757) 228-7878 F: (757) 228-5978

MICG INVESTMENT MANAGEMENT, LLC
Statement of Financial Condition
As of December 31, 2008

ASSETS

Cash and cash equivalents	$	639,873
Receivable from clearing broker		61,268
Commissions receivable		261,453
Notes receivable		82,800
Loan receivable - affiliate		634,474
Property, equipment and leasehold improvements, at cost, net		176,902
Customer list		334,839
Prepaid expenses and other assets		382,317
Total assets	$	2,573,926

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	273,088
Deferred rent		123,572
Notes and accounts payable to Credit Union Service Organizations		167,010
Total liabilities	$	563,670
Members' equity		2,010,256
Total liabilities and members' equity	$	2,573,926

The Notes to Financial Statements are
an integral part of this statement.

Note 1. Organization and Summary of Significant Accounting Policies

MICG Investment Management, LLC (the "Company") was formed as a limited liability company under the laws of the State of Virginia. As a limited liability company, each member's liability is generally limited to amounts reflected in their respective member accounts. The Company is a broker dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the National Futures Association (the "NFA").

The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates, and those differences could be material.

Commissions and fees receivable are carried at the amount considered to be collectible. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Property and equipment is recorded at cost, and depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the estimated useful life or the remaining lease term, whichever is less.

Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Asset management fees are received quarterly but are recognized on a pro-rata basis over the terms of the contracts.

Investment banking fees are earned by providing merger and acquisition services. These fees are recognized as revenue once the Company has completed substantially all contracted work required and subsequently, management concludes that substantially all contingencies have been satisfied and it is probable that the contract will be consummated.

(Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Concluded)

Insurance commissions and mutual funds commissions are recognized as transactions occur.

The Company is treated as a partnership for federal and state income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Note 2. Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivables from the clearing broker and commissions receivable.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Receivable from the clearing broker primarily represents commission monies due from the clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

Commissions receivable represents commissions from insurance contracts, mutual fund and managed future account trail fees, and investment banking fees.

Note 3. Clearing Agreement

Pursuant to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

The agreement expires January 1, 2008. The agreement automatically renews for one additional year unless either party provides 60 days' advance notice of nonrenewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee, up to $25,000.

Note 4. Property and Equipment

Property and equipment consists of the following:

		2008
Computer equipment (3 to 5 years)	$	44,144
Furniture and artwork (5 to 10 years)		220,538
Leasehold improvements (4 to 10 years)		180,242
		444,924
Less accumulated depreciation and amortization		268,022
	$	176,902

Note 5. Intangibles

The Company periodically purchases individual broker business or brokers from other firms. The Company records the business combinations under FASB Statement No. 141r, *Business Combinations* and FASB No.142, *Goodwill and Other Intangible Assets*. Under the standards, the Company calculates fair value of the assets purchased and allocates the purchase price to those assets. The Fair value of the assets purchased is generally represented by the customer list of the broker that is acquired in the business combination. The Company performs an annual valuation calculation of the intangibles to support the asset valuation in the financial statements.

In 2007, the Company purchased two separate broker businesses with offices in Williamsburg, Irvington and Alexandria. The purchase agreements require the brokers to be paid stock for their business over a five-year period with earn-out provisions. Stock issued in 2007 amounted to 12,814 shares valued at $384,429. No stock was issued in 2008. The customer list is amortized over ten years. Amortization for 2008 was $38,442.

Note 6. Credit Union Service Organizations ("CUSOs")

The Company originally had agreements with seven Virginia credit unions (comprising five CUSOs) originally to manage financial service entities owned by these credit unions. The purpose of these organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers. During 2005, two of the CUSOs merged.

At December 31, 2008, the Company has notes payable due to the CUSOs in the amount of $141,306. The Company also has accounts payable due to several CUSOs amounting to $25,704.

Note 7. Commitments and Contingency

The Company leases facilities under five separate operating leases expiring between 2009 and 2016.. In addition to the base rent, the lease requires the Company to pay a proportionate share for increased operating expenses of the building.

The Company is obligated for the following future minimum lease payments:

Year ending December 31,

2009	$ 382,653
2010	232,678
2011	173,811
2012	156,491
2013	158,203

Total rent expense was $604,463 for the year ended December 31, 2008.

In some leases, the Company received rent concessions covering both free rent periods and leasehold improvements. The leasehold improvements are measured at the landlord's cost and the deferred rent are each amortized over the life of the lease on a straight-line method. The free rent periods are included in the future minimum lease payments stated above as adjustments to the gross amounts of rent due and expensed over straight-line basis over the life of the lease.

Note 8. Health Benefits

The Company provides to all full-time employees medical, dental, life and disability insurance by funding a "cafeteria plan" for such eligible employees. The Company expensed $162,468 in premiums during 2008.

Note 9. Profit-sharing Plan

Effective September 1, 2000, the Company adopted qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation. The Company expensed $160,267 in contributions during 2008.

Note 10. MICG Incentive Plan

The purpose of this incentive plan is to motivate, reward and retain employees and advisors of the Company by providing special incentives based on the appreciation in value of the Company. This plan is not an equity plan and is intended only to provide a cash incentive to employees, managers, advisors, directors and consultants of the Company. This plan constitutes a discretionary bonus plan and is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

This incentive plan was implicated in 2003, and replaced the previous Phantom Equity Plan. All participants in the previous plan have converted their previous shares to new incentives shares.

This plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The distributable amount shall be five percent (5%) of the value of the net proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the Liquidity Event. Each participant receives a notice of grant which sets forth the number of units granted to that participant, the vesting terms and such other terms and conditions as are determined by the plan administrator. The maximum number of incentive units that may be granted under the plan is 50,000.

Incentive units that are forfeited, redeemed or cancelled cease to be outstanding and become available for other grants under the plan (unless the plan has been terminated). Unless otherwise determined by the plan administrator and reflected in the notice grant, each participant's grant of incentive units shall vest as to 20% of the total number of units granted one year from the grant date and thereafter monthly (on the last day of each calendar month) as to 1/60 of the total number of units granted. A participant shall be entitled to receive the distributable amount only with respect to his or her vested incentive units (that have not been forfeited, terminated or cancelled) as of the applicable redemption date. For purposes of this plan, a unit is considered vested when the participant is eligible to receive a distribution during a Liquidity Event, as described above. No distributions shall be made with respect to unvested incentive units.

(Continued)

Note 10. MICG Incentive Plan (Concluded)

The transactions for the incentive units during 2008 were as follows:

Outstanding units at beginning of the year	$	4,850
New units granted		-
Redeemed units		-
Outstanding units at end of the year	$	4,850

As of December 31, 2008, no qualifying Liquidity Events have occurred; therefore, no related liabilities or expenditures have been recorded.

Note 11. Related Party Transactions

The Company serves as the General Partner and investment advisor of Three Hedge Funds. The Company earned management and incentive fees amounting to $648,243 in 2008.

In November 2008, the Company entered into a sublease agreement with Martinovich Investment Consulting Group, LLC for their Williamsburg office. The lease was for one year ending on October 31st, 2009.

In April 2008, the Company entered into a sublease agreement with Martinovich Investment Consulting Group, LLC for their Newport News office. The lease was for one year ending on March 31st, 2009.

In April 2008, the Company entered into a sublease agreement with Martinovich Investment Consulting Group, LLC for their Richmond office. The lease was for one year ending on March 31st, 2009.

Expenses incurred for rent on the three leases amounted to $265,009 and is included in occupancy in the accompanying statement of operations.

The Company has a loan receivable due from an affiliated entity, Martinovich Investment Consulting Group, LLC in the amount of $634,474. Interest is accrued at a rate of 4% amounting to $21,920 in 2008.

Note 12. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had a net capital of $316,305, which was $266,305 in excess of its required net capital of $50,000

The Company's clearing agreement with its clearing broker requires the Company to meet certain requirements, including maintaining $75,000 of capital in addition to any capital required by SEC Rule 15c3-1. At December 31, 2008, the Company's capital was in excess of this requirement by $241,305.

Note 13. Cash and Cash Equivalents

Cash and cash equivalents includes cash and interest-bearing accounts with maturities of less than three months.

The following table summarizes supplemental cash flow information as of December 31, 2008:

Cash paid for interest	$	2,799
Non-cash transactions:		
Loss recorded on commissions advanced	$	102,550
Deferred rent and leasehold improvements Adjusted for lease modifications	$	388,405